

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 1, 2017

Jeffrey S. Sloan
Chief Executive Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, Georgia 30328-3473

      Re: Global Payments Inc.
            Form 10-K for Transition Period Ended December 31, 2016
            Filed February 28, 2017
            File No. 1-16111

Dear Mr. Sloan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ William H. Thompson

                         William H. Thompson
                         Accounting Branch Chief
                         Office of Consumer Products

cc: David M. Sheffield, Senior Vice President and Chief Accounting Officer